

June 22, 2010

Douglas A. Neis
Chief Financial Officer and Treasurer
The Marcus Corporation
100 East Wisconsin Avenue
Suite 1900
Milwaukee, WI 53202-4125

> **Re: The Marcus Corporation**
> **Form 10-K for Fiscal Year Ended May 28, 2009**
> **Filed August 11, 2009**
> **Definitive 14A**
> **Filed September 4, 2009**
> **File No. 001-12604**

Dear Mr. Neis:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Sonia Barros
Special Counsel

cc: Steven R. Barth